

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2023

Mike Lavin
President, Chief Operating Officer and Chief Legal Officer
CONSUMER PORTFOLIO SERVICES, INC.
19500 Jamboree Road
Irvine, California 92612

> **Re: CONSUMER PORTFOLIO SERVICES, INC.**
> **Form S-3 filed June 15, 2023**
> **File No. 333-272653**

Dear Mike Lavin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed June 15, 2023

We may have rescission liability..., page 14

1. Please tell us the reason(s) for the potential rescission liability. We also note that you have a similar risk factor in a registration statement on Form S-1 dated 12/26/2010. Please tell us the reason(s) for the possible rescission liability at that time and what precautions you have taken to insure that this issue does not reoccur.

Renewal or Redemption On Maturity, page 32

2. Please revise to state that when you send notice that a note is about to mature, you will send a new prospectus to <u>each</u> person you allow to automatic renew their note. You imply that there are certain situations where you may not send a prospectus without request.

General

3.   We note that in Item 10 of your Form 10-K for fiscal year ended December 31, 2022 you state, "Information regarding directors of the registrant is incorporated by reference to the registrant's definitive proxy statement for its annual meeting of shareholders to be held in 2023 (the "2023 Proxy Statement"). The 2023 Proxy Statement will be filed not later than May 1, 2023." You did not file your Proxy Statement by May 1, 2023 and instead filed a Form 10-K/A containing the Part III information. We also note that for the past several years you have made a similar representation to file your Proxy Statement and then instead, filed a Form 10-K/A. Please tell us why you have similarly been unable to file your Proxy Statement within the time period you have represented each year since 2018. Please provide us with your analysis as to how this practice complies with Instruction G(3) of Form 10-K.

4.   Please confirm that you intend to treat each automatic renewal of a matured note as a new sale, and therefore would represent a reduction in the remaining available securities registered under this S-3.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Todd K. Schiffman at 202-551-3491 or Chris Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance